EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Supplementary Report

Further to the Company’s immediate supplementary report of March 29, 2017 regarding the Tel Aviv District Court’s decision of March 26, 2017 to strike a class action certification motion in connection with support and/or warranty services as part of Internet infrastructure use, in light of the existence of an earlier, similar motion, immediate supplementary notification is hereby provided that on May 14, 2017, the Company received notice of an appeal filed with the Supreme Court on the striking of the motion, whereby the struck motion should be adjudicated in lieu of the earlier motion.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.